

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 27, 2016

I. Andrew Weeraratne
Chief Executive Officer
NGFC Equities, Inc.
45 Almeria Avenue
Coral Gables, Florida 33134

> **Re:** **NGFC Equities, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 17, 2016**
> **File No. 333-210436**

Dear Weeraratne:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise indicated, our references to prior comments are to comments in our June 16, 2016 letter.

General

1.   We note that you have not filed the partnership agreement for NGLP as an exhibit to current registration statement. It also appears that you did not file the partnership agreement as an exhibit to your periodic or current reports. Please file the partnership agreement (including amendments thereto) as an exhibit to the registration statement. Also, to the extent not part of the partnership agreement, file as an exhibit any agreement (including amendments thereto) evidencing the rights of the limited partners of NGLP to convert 100% of their capital to NGFC shares at $0.30 per shares.

2.   Provide a currently signed and dated consent from your public accounting firm in an amendment to your Form S-1 prior to requesting effectiveness.

Investment Company Status

Risk Factors, page 6

3.   The staff of the Division of Investment Management has reviewed your response to prior comment 1 and asks that you further revise your risk factor to clearly reference the Investment Company Act of 1940 (as opposed to the "1940 Act").

Security Ownership of Certain Beneficial Owners and Management, page 46

4.   We note your response to prior comment 5. Please disclose in a footnote to the table the amount of NGFC shares included in the beneficial ownership of each person upon conversion of their capital in NGLP.

Transactions with Related Persons, Promoters and Certain Control Persons, page 47

5.   Please provide disclosure of transactions with respect to NGLP by any related person, promoter and certain control persons, as required by Item 404(d) of Regulation S-K. Please note that Item 404(a) of Regulation S-K Item 404 requires disclosure of transactions since the since the beginning of the registrant's last fiscal year, or any currently proposed transaction.

Financial Statements

Pro Forma Information

6.   Tell us your consideration of whether disclosure in this Form S-1 of pro forma information giving effect to your surrender of control over NGLP and its subsequent deconsolidation would be material to investors.

Note 6 –Formation of NGFC Limited Partnership, page 11

7.   Please explain to us your consideration of the guidance beginning on ASC 810-10-15-13 and how you determined whether or not NGLP is a VIE. If applicable, tell us how you determined the identity of the primary beneficiary and whether the identity of such primary beneficiary changed upon your Board of Directors' May 19, 2016 decision to resign as general partner of NGLP in favor of your controlling shareholder and CEO, Mr. Weeraratne.

8.   We note from the fourth bullet point on page 41 that the strike price (currently $0.30) for the option to convert equity held by limited partners in NGLP will be based on the market price of NGFC at such future time of conversion. As such, the strike price appears to be indexed to the market price of the equity of an entity other than NGLP (the issuer of

conversion right embedded in its limited partnership units). In this regard tell us the following:

- The contractual terms of the conversion right;
- How the strike price of the conversion right was initially determined and how it has been revised to meet changing market conditions;
- Whether the strike price was in-the-money at issuance, at each balance sheet date, and on May 19, 2016, when your Board of Directors decided to resign as general partner of NGLP;
- Your consideration, at the time of original issuance, and when modified on February 29, 2016 and on May 19, 2016, of whether or not this conversion right was an embedded derivative to be accounted for separately from its host contract in accordance with ASC 815-15-25.

9. It is unclear to us whether NGFC Equities has a legal obligation to honor NGLP's limited partnership conversion obligation. Tell us whether such an obligation exists and if so what are such an obligation's terms. Further, if NGFC Equities is so obligated please tell us how NGFC Equities plans to account for such an obligation in the deconsolidation of NGLP and subsequently.

Note 7 – Subsequent Events, page F-19

10. It is unclear to us how the substance of your relationship with NGLP has changed in response to your Board of Director's May 19, 2016 decision to terminate NGFC's role as general partner of NGLP. In this regard please tell us the following:

- The pertinent terms of the NGLP's partnership agreement addressing selection and replacement of NGLP's general partner;
- Explain whether NGFC's Board of Directors has unilateral or restricted power to replace NGLP's general partner;
- Whether NGFC's Board of Directors can reappoint NGFC or some other party to the role of NGLP's general partner, and if so under what circumstances;
- Describe any kick-out or other protective rights held by NGLP's limited partners;
- Indicate whether your controlling shareholder and CEO, Mr. Weeraratne, owns an equity interest in NGLP; and if so, how and when such ownership was obtained;
- If your CEO, Mr. Weeraratne, does not own an equity interest in NGLP, explain why you consider him to be a general *partner* and what distinguishes Mr. Weeraratne's role with NGLP from that of a general manager or an agent of NGFC, and
- Explain for us how you plan to account for NGFC's resignation as NGLP's general partner and NGFC's ongoing equity interest in NGLP.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551- 3352 or Bob Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications